Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

COBALT INTERNATIONAL ENERGY, INC.

Cobalt International Energy, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”) hereby certifies pursuant to Section 242 of the DGCL:

FIRST: At a meeting of the Board of Directors of the Corporation duly called and held on June 12, 2017, the Board of Directors duly adopted the following resolution amending Article Four of the Corporation’s Second Amended and Restated Certificate of Incorporation by deleting Section 1 in its entirety and replacing it with the following:

“Section 1. Authorized Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is 333,333,333, consisting of 133,333,333 shares of common stock, par value $0.01 per share (the “Common Stock”), and 200,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Pursuant to the General Corporation Law of the State of Delaware, upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation, each fifteen (15) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who, immediately prior to the Effective Time, own a number of shares of Common Stock which is not evenly divisible by the exchange ratio set forth above shall, with respect to such fractional interest, be entitled to receive the next highest whole number of shares of Common Stock. Each certificate that represented shares of Common Stock immediately prior to the Effective Time shall thereafter represent the number of shares of Common Stock that give effect to the Reverse Stock Split; provided, that each person holding of record a stock certificate or certificates that represented shares of Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of Common Stock to which such person is entitled under the foregoing, subject to the rounding up of any fractional interests as described in the foregoing.”

SECOND: On May 2, 2017, pursuant to a resolution of the Corporation’s Board of Directors, an annual meeting of the Corporation’s stockholders was duly called and held upon notice in accordance with the provisions of Section 222 of the DGCL, at which meeting the necessary number of shares of Common Stock as required by applicable law and the Corporation’s Amended and Restated By-laws were voted in favor of such amendment to be implemented by the Corporation’s Board of Directors at its sole discretion.

THIRD: The foregoing amendment was duly adopted in accordance with Section 242 of the DGCL.

FOURTH: This Certificate of Amendment shall be effective at 4:00 p.m. Eastern Daylight Time on June 16, 2017.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed on this 16th day of June, 2017.

COBALT INTERNATIONAL ENERGY, INC.

By:	/s/ Jeffrey A. Starzec
	Name:	Jeffrey A. Starzec
	Title:	Executive Vice President and General Counsel

[Signature Page to the Certificate of Amendment to the Second A&R Certificate of Incorporation]